April 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: John D. Brown

Re:	The ONE Group Hospitality, Inc.
Registration Statement on Form S-1
File No. 333-222389

Request for Acceleration

Dear Mr. Brown:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, The ONE Group Hospitality, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-222389), so that it may become effective at 4:30 p.m. (Washington, D.C. time) on April 27, 2018, or as soon thereafter as practicable.

Please call Sonia Low of the Registrant at (646) 624-2498 with any comments or questions regarding this matter.

Very truly yours, The ONE Group Hospitality, Inc.
By:	/s/ Sonia Low
	Name:	Sonia Low
	Title:	General Counsel

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